UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steward Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17615 Primrose Meadow Lane
(No. and Street)

Houston, Texas 77095
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William C. Hoover (281) 221-9954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting, LLC
(Name – *if individual, state last, first, middle name*)

325 N. St. Paul Street, Suite 3100, Dallas, Texas 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
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FEB 27 2020
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Hoover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steward Securities Group LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

William C. Hoover, Member, CCO
Title

Notary Public

CHUCK OMALLEY
My Notary ID # 128385102
Expires September 13, 2022

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEWARD SECURITIES GROUP, LLC

FINANCIAL REPORT

DECEMBER 31, 2019

CONTENTS

STEWARD SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS		**2019**
Cash and cash equivalents	$	21,591
Prepaid expenses		3,068
Fixed assets, net		1,940
TOTAL ASSETS	$	26,599

LIABILITIES & EQUITY

MEMBER'S EQUITY		
MEMBER'S EQUITY	$	26,599
TOTAL MEMBER'S EQUITY	$	26,599

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
EXPENSES:		
Regulatory fees and assessments		1,626
Professional fees		4,000
Insurance expense		1,158
Depreciation expense		1,314
Tax expense		1,045
Technology expenses		2,425
Other administrative expenses		767
Total Expenses		12,335
Net Loss	$	(12,335)

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF CHANGES OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, December 31, 2018	$	32,734
Net Loss		(12,335)
Equity Contribution		6,200
Balance, December 31, 2019	$	26,599

The Notes to the Financial Statement are an Integral part of this statement.

STEWARD SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

		2019
CASH FLOW FROM OPEATING ACTIVITIES		
Net Loss	$	(12,335)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1,314
Increase in prepaid expenses		(514)
Net cash provided by operating activities		(11,535)
CASH FLOW FROM INVESTING ACTIVITIES		
Capital Contribution		6,200
Net cash used by Investing activities		(5,335)
CASH FLOW FROM FINANCING ACTIVITIES		
Net cash used by Financing activities		0
NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,335)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		26,926
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	21,591

The Notes to the Financial Statement are an Integral part of this statement.

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Steward Securities Group, LLC ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Nature of Business - The Company is located in Houston, Texas and is a limited business broker dealer that transacts in institutional fixed income securities only through an arrangement with another Broker Dealer on a fully disclosed basis. Consequently, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under Section (K)(2)(ii). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation - An unclassified Balance Sheet is presented in accordance with industry standards.

Cash and Cash Equivalents – Cash and cash equivalents include cash held in banks. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2019.

Revenue Recognition - Revenues are primarily generated from commissions on sales of fixed income securities. Commissions from these sales are recognized on a trade date basis.

Income Taxes - The Company has elected to be taxed as a Limited Liability Company, a disregarded entity, and therefore, no provision has been made for federal income tax since these taxes are the responsibility of the member. The Company is subject to the Texas Margin Tax which is a state income tax. The Company did not owe any Texas Margin Tax at December 31, 2019.

The Company believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2019, the tax years that remain subject to examination by the major tax jurisdictions under the Statute of Limitations are from the year 2013 (year of inception) forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as a tax expense in the Statement of Income.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2019, the Company had net capital of $21,591 and a net capital requirement of $5,000 for the year. The Company's ratio of aggregate indebtedness to net capital was .0 to 1 at December 31, 2019.

STEWARD SECURITIES GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

NOTE 2: NET CAPITAL REQUIREMENTS

The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE 3: CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize credit risk.

The Company may engage in trading and brokerage activities in which counter parties primarily include broker-dealers, banks and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 4: AGREEMENT FROM CLEARING ORGANIZATION

The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all securities transactions with customers and brokers and dealers.

NOTE 5: GOING CONCERN

The financial statements have been prepared that the Company will continue as a going concern. The partner of the Company has invested capital and will have sufficient cash assets to be able to meet its obligations as and when they are due.

STEWARD SECURITIES GROUP, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

		2019
NET CAPITAL		
Total Member's equity	$	26,599
Deductions and /or charges:		
Non allowable assets		
Prepaid Expenses		3,068
Fixed Assets		1,940
		5,008
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		21,591
Haircuts on securities		-
Net Capital	$	21,591
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6.67% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement	$	5,000
Net Capital requirement (greater of two above minimum requirements)	$	5,000
Excess net capital	$	16,591
Ratio: Aggregate indebtedness to net capital		.0 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2019, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See Report of Independent Registered Public Accounting Firm.

STEWARD SECURITIES GROUP, LLC

SCHEDULE II

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2019

Exemption Provision

The Company has claimed an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm.

Steward Securities Group, LLC
Exemption Report

Steward Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(1) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Steward Securities Group LLC

I, William Hoover, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: William C Hoover

William C. Hoover

Title: President/CEO

Date of Report: January 28, 2020